CODESMART HOLDINGS, INC.
275 Seventh Avenue, 5th Floor
New York, NY 10001

November 6, 2013

BY EDGAR
Ms. Anne Nguyen Parker, Branch Chief
Mr. Paul Monsour, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CodeSmart Holdings, Inc. (the “Company”)
Amendment No. 3 to Current Report on Form 8-K filed September 26, 2013 (the “8-K”)
Filed No. 333-180653

Dear Ms. Parker and Mr. Monsour:

Reference is made to your comment letter, dated October 8, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by the Company’s response thereto:

Comment #1:

We note your response to prior comment one from our letter dated September 11, 2013, and reissue it in part. Please discuss any specific milestones that have been established, including milestones related to any receipts of revenues. Provide further support for your statement that you “anticipate that [you] will begin to receive revenues from these agreements and relationships during the fourth quarter of 2013.”

Response #1:

We have revised the 8-K in response to Comment No. 1 on page 7 of the Amendment No. 4 to the Current Report on Form 8-K (the "8-K/A”) as follows:

“Between November 2012 and August 2013, the Company entered into consulting agreements with universities and education centers and the Company has established strategic partnerships with FIU, UCF, New York State University in Binghamton and Polk State College (the “Universities”).  Pursuant to the consulting agreements with the Universities, the Company agreed to provide subject matter expertise in ICD-10 coding and its CODESMART ™ UNIVERSITY program so that the Universities are able to offer online ICD-10 education programs as well as on-site training, seminars and webinars.

In addition, the Company has also entered in to consulting agreements with healthcare companies, including Freedom Medical Billing, LLC, TNT Educational Services (“TNT”), Amerinet Inc. and Ciracet, Inc. (the “Healthcare Companies”), whereby the Company agreed to provide subject matter expertise in ICD-10 coding and granted a license to the Healthcare Companies to offer the CODESMART ™ UNIVERSITY curriculum and on-site training.

Currently, the Company and its sales personnel have established as a milestone contracts for our services in an aggregate value of $2 million by December 31, 2013 and to have achieved positive operating cash flow by March 31, 2014. In addition, each member of the Company’s sales team, consisting of 2 employees and 4 independent contractors has a target of $250,000 in new business contract value each quarter, starting in the fourth quarter of 2013. The sales team has not yet met such milestones due to the short period of our marketing campaign and the delay of the implementation of ICD-10 that was announced in 2012.

With respect to the revenue generated by virtue of the relations with our partners, as of November 6, 2013, we have accrued $142,550 in receivables from leads generated from the partnership agreements with the universities and healthcare companies. With respect to our partnership with the Universities, as of November 6, 2013, 59 students from Polk State College have enrolled, generating gross revenue of $58,500. With respect to our partnership with the Healthcare Companies, we are currently in the process of completing a 3-month project with TNT to service the Veteran Affairs Office at Austin Texas, from which we expect to generate $24,000 in revenue. Our strategic partner and joint sponsor of the Hospital Association of Puerto Rico Conference, Ciracet, Inc. (“Ciracet”), has introduced to us 4 hospitals and 1 organization.  To date, we have contracted to provide ICD-10 training for approximately 13 coders to one of the hospitals, San Jorge Children’s Hospital, which will generate approximately $13,000 in revenues. We are in final negotiations with 2 of those hospitals, which may potentially retain CodeSmart to train over 800 physicians, collectively, which will generate approximately $200,000.  In addition, in October 2013, during the Hospital Association of Puerto Rico Conference, we, together with Ciracet, presented and exhibited our programs and services to the hospitals of Puerto Rico.  In November 2013, we will again partner with Ciracet and present at the Inmediata Conferencia de Facturadores Conference.  In addition, Jvion, one of our partners, has made an introduction of CodeSmart to a hospital, with which we are in the final negotiation to train approximately 500 physicians. Lastly, Amerinet, Inc., our healthcare partner has introduced to us approximately 30 leads of potential hospital clients as of November 6, 2013, with which we are in the negotiation process for several of them to retain our services. We have not achieved significant revenues at an earlier point due to the one-year delay in ICD-10 implementation which was announced by The Department of Health and Human Services on August 24, 2012. We anticipate that we will begin to record revenues from these agreements and relationships during the fourth quarter of 2013.”

Comment #2:

We note your response to prior comment six. Provide further support for your assertion that you can generate approximately $1.6 million in contract revenues from hospitals for training and related services, and another $1.6 million from hospitals with which you may have ICD-10 consulting contracts. Discuss the specific services you will be providing to these hospitals and any variables that your projected revenues would be dependent upon, such as number of coders, number of patients or number of clinicians that need to be involved. Provide similar enhanced disclosure with respect to your expected revenues from physician practices.

Response #2:

We have revised the 8-K in response to Comment No. 2 on page 12 of the 8-K/A as follows:

“The Company currently estimates that by December 31, 2013 it will have contracted approximately $3.0 million in revenues of which approximately $2.0 million is estimated to be recognized.  Management anticipates generating revenues from colleges and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners. Management’s estimates are based on its current sales pipeline generated through the following sources:

●	The Company’s internal sales and marketing personnel of which there are 4 employees;

●	Hospital leads generated by Amerinet, Inc. and Ciracet, Inc.;

●	New coder leads generated by universities and The College Network, a partner of the Company to identify potential new coders and offer the CODESMARTTM UNIVERSITY program.

Specifically, the anticipated $3.0 million in contract value is projected to come from three sources: hospitals, physician practices, and new coder direct marketing leads. For both hospitals and physician practices, the Company expects to derive revenue from its services of (i) providing training programs to existing professional coders and practicing clinicians, (ii) providing assistance and advice for the transition of coding systems to ICD-10, and (iii) providing outsourced coders who are able to provide ICD-10 coding expertise.  Below sets forth the pricing assumptions for the Company’s different types of services:

Category	Professional Coders	New Coders	Clinicians	ICD-10 Consulting Services	Outsourced Coders Services
Gross revenue per student per project	$1,200	$4,000 to $4,995	$1,750	$350,000	$55 per coder
					$95 per clinical doctor specialist

With respect to hospitals, by the end of 2013, our partners Amerinet, Inc. and Ciracet Corp. as well as our other universities partners have and will continue to introduce us to a number of hospitals as our potential clients. Currently, we are approaching the final stage of negotiation with 11 hospitals to provide services, among other things, to train coders and clinicians, to assist with the transition of coding systems to ICD-10 and from time to time to provide outsourced coders to such hospitals. For the 6 hospitals, we estimate that approximately 650 coders and 1,780 clinicians will be subscribing for our ICD-10 training programs, which will amount to approximately $325,000 and $2,240,000, respectively, in contract value.  Further, we anticipate approximately 8 hospitals will potentially have the need to employ us to provide outsourced coders, which can generate approximately $140,800 in revenue. In summary, the total contract value to be generated from our potential hospital clients is estimated to be approximately $2,706,000. However, we cannot guarantee that hospitals will not continue to delay the implementation of ICD-10 until the beginning of 2014, with the expectation that the mandated deadline of implementing ICD-10 will be postponed once again.

With respect to revenue from physician practices, the Company’s sales team and management, together with the efforts from Amerinet, Inc., Ciracet, Inc. and our other universities partners, aim to bring in approximately 20 physician practices as our potential clients.  We are currently in the process of finalizing services contracts with 7 physician practices, which we anticipate to bring in approximately 52 professional coders and approximately 120 clinicians to subscribe for our ICD-10 curriculum and result in revenues of approximately $78,000 and $90,000, respectively. In addition, we anticipate 4 out of the 20 physician practices may retain us to perform consulting services for the transition to ICD-10 coding systems, which will result in revenues of approximately $150,000. Further, the physician practices intend to employ outside coders through us, which we believe will generate approximately $52,800 in revenues. In summary, the total contract value to be generated from physician practices is estimated to be approximately $370,800 in revenues. However, we cannot guarantee that physician practices will not continue to delay the implementation of ICD-10 until the beginning of 2014, with the expectation that the mandated deadline of implementing ICD-10 will be postponed once again.

With respect to the new coders direct market, based on test results conducted by College Bound and The College Network, we anticipate and estimate approximately 2,000 leads for potential new coder students by December 31, 2013 and that we can convert approximately 4% of such leads and generate approximately $380,000 in tuition revenue which will be recorded as deferred revenue and amortize over a period of 6 months. As of November 6, 2013, there were 59 professional coders who already subscribed for our training programs, which have resulted in revenue of $58,500. The Company estimates that it may generate approximately $225,000 in revenue by the end of 2013 (which will include the revenue of $58,500 that we have received from the 59 professional coders) for the training programs to be provided to professional coders. We have not achieved significant revenues at an earlier point due to the one-year delay in ICD-10 implementation which was announced by The Department of Health and Human Services on August 24, 2012.”

Comment #3:

With respect to your 58 existing coders, please clarify how you expect to generate $225,000 in revenues from this source.

Response #3:

We have revised the 8-K in response to Comment No. 3. Please refer to the last paragraph of our responses to Comment #2 for our revisions.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Ira Shapiro
Name:	Ira Shapiro
Title:	Chief Executive Officer